U.S. SECUR[illegible] [illegible]SION

05041998

9/2

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

SEC FILE NO.
8-12987

REPORT FOR THE PERIOD BEGINNING 7/01/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WEDBUSH MORGAN SECURITIES INC.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1000 Wilshire Boulevard
(No. and Street)

Los Angeles	California	90017
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 3 1 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
09

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn T. Keagy (213) 688-8090
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

355 South Grand Avenue	Los Angeles	California	90071
(ADDRESS) Number and Street	City	State	Zip Code

PROCESSED
SEP 1 9 2005
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

We, Edward W. Wedbush **and** A. Peter Allman-Ward, **swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of** Wedbush Morgan Securities Inc. **as of** June 30, 2005, **are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except for receivables from and payables to officers and directors in the amounts of** $17,642,548 **and** $2,351,974 **respectively. We further swear (or affirm) that the accompanying financial statements and supporting schedules have been or will be made available to all members or allied members of the organization.**

KRISTINE MONTES
Commission # 1370256
Notary Public - California
Los Angeles County
My Comm. Expires Aug 15, 2006

Name **Edward W. Wedbush**
Title **President**

Name **A. Peter Allman-Ward**
Title **Chief Financial Officer**

Notary Public

This report ** contains (check all applicable boxes):

x	(a)	**Facing Page**
x	(b)	**Statement of Financial Condition**
	(c)	**Statement of Income**
	(d)	**Statement of Cash Flows**
	(e)	**Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
x	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
x	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Wedbush Morgan Securities Inc.:

We have audited the accompanying statement of financial condition of Wedbush Morgan Securities Inc., (the "Company") as of June 30, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of the statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wedbush Morgan Securities Inc. as of June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

August 18, 2005

WEDBUSH MORGAN SECURITIES INC.

Statement of Financial Condition

June 30, 2005

Assets

Cash and cash equivalents	$	16,409,000
Segregated cash		47,211,000
Short-term investments – securities purchased under agreements to resell		693,000,000
Receivables:		
Brokers, dealers and clearing organizations		347,853,000
Customers, collateralized by securities		278,934,000
Other		26,177,000
Total receivables		652,964,000
Less allowance for doubtful receivables		(5,414,000)
Net receivables		647,550,000
Securities owned, at fair value		39,109,000
Memberships in exchanges, at cost (fair value, $4,935,000)		665,000
Other assets		5,451,000
	$	1,449,395,000

Liabilities and Stockholders' Equity

Bank loan payable	$	5,700,000
Payables:		
Brokers, dealers and clearing organizations		379,600,000
Customers		884,996,000
Securities sold, not yet purchased, at fair value		11,132,000
Accounts payable and accrued liabilities		36,177,000
Total liabilities		1,317,605,000
Commitments and contingent liabilities		
Stockholders' equity:		
Common stock, $0.10 par value. Authorized 20,000,000 shares; 7,119,161 shares issued; 7,089,504 shares outstanding		712,000
Additional paid-in capital		7,424,000
Treasury stock, 29,657 shares		(428,000)
Retained earnings		124,082,000
Total stockholders' equity		131,790,000
	$	1,449,395,000

See accompanying notes to Statement of Financial Condition.

(1) Summary of Significant Accounting Policies

Wedbush Morgan Securities Inc. (the "Company") is an investment bank registered with the U.S. Securities and Exchange Commission as a securities broker-dealer. The Company is majority owned by WEDBUSH, Inc., which changed its name from E*Capital Corporation on October 13, 2004.

(a) *Securities Transactions*

The Company records its securities transactions, along with related revenues and expenses, on a trade date basis.

(b) *Cash and Cash Equivalents*

Cash and cash equivalents include proprietary investments in money market funds.

(c) *Segregated Cash*

Segregated cash represents balances held in accounts for the exclusive benefit of customers and brokers in compliance with regulatory requirements.

(d) *Short-Term Investments*

Securities purchased under agreements to resell are treated as financing transactions and are carried at the amounts at which the securities will subsequently be resold, as specified in the related agreements. It is the policy of the Company to obtain collateral with a fair value equal to or in excess of the principal amount loaned under resell agreements. These investments are held in segregated accounts for the exclusive benefit of customers in compliance with regulatory requirements.

(e) *Receivables and Allowance for Doubtful Receivables*

Amounts due from customers are provided against at the time and to the degree to which the receivable is unsecured. The Company also establishes a general allowance against accounts receivable for amounts that it determines in its best estimate may become uncollectible. Factors considered by management in determining the amount of the allowance include past experience, degree of concentration and quality of collateral.

(f) *Fair Value of Financial Instruments*

Substantially all of the Company's financial instruments, including securities owned and securities sold, not yet purchased, are carried at fair value, based on publicly reported bid and asked quotations, or amounts approximating fair value. Assets, including securities borrowed or purchased under agreements to resell and certain receivables are carried at fair value or contracted amounts that approximate fair value due to the short period to maturity. Similarly, liabilities, including securities loaned and certain other payables are carried at amounts approximating fair value.

(1) Summary of Significant Accounting Policies (cont'd)

(g) Income Taxes

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company is party to a tax allocation agreement whereby its operating results are included in a consolidated Federal income tax return and in the combined income tax returns for certain states. Pursuant to the agreement, each member of the group computes its current and deferred tax liabilities on a separate return basis.

(h) Use of Estimates

In preparing the statement of financial condition, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

(i) New Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") issued several new accounting pronouncements, none of which will have any material impact on the financial statements.

In December 2003, the FASB issued Interpretation No. 46(R), "Consolidation of Variable Interest Entities", which provides new criteria for determining whether or not consolidation accounting is required. The Interpretation may require the Company to consolidate, or provide additional disclosures of financial information for certain of its investments. This Interpretation is effective for Variable Interest Entities created after December 31, 2003; otherwise, it is applicable for the first annual reporting period beginning after December 15, 2004 for nonpublic entities. Therefore, the Company fully implemented the provisions of the Interpretation on July 1, 2005. This Interpretation may require consolidation by the Company of certain investee company assets and liabilities and results of operations. Minority interest may be recorded for the investee company ownership share attributable to other investors. Where consolidation of the investee company is not required, additional disclosures may be required of investee company financial information.

In December 2004, the FASB issued Statement 123(R), Share Based Payments which replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123, as originally issued in 1995, established as a fair-value-based method of accounting for share-based payment transactions with employees. Statement 123(R) requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). Statement 123(R) is effective for nonpublic entities as of the beginning of the first annual reporting period that begins after December 15, 2005. Therefore, the Company continues to apply APB Opinion No. 25 intrinsic value method of accounting for employee stock options until the Company will fully implement the provisions of the Statement 123(R) beginning July 1, 2006.

(1) Summary of Significant Accounting Policies (cont'd)

(i) New Accounting Pronouncements (cont'd)

In May 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections" which replaces APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements." This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. Statement No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

(2) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations result from the Company's normal trading and securities borrowing and lending activities and consist of the following:

Securities failed to deliver	$	594,000
Deposits paid on securities borrowed		336,366,000
Amounts due from brokers and dealers through clearing organizations		1,560,000
Deposits with clearing organizations		9,333,000
Total receivables	$	347,853,000
Securities failed to receive	$	1,247,000
Deposits received for securities loaned		373,842,000
Other		4,511,000
Total payables	$	379,600,000

Deposits are paid for securities borrowed and are received for securities loaned on the basis of the approximate fair value of the related securities. Fails to deliver and fails to receive represent the contract value of securities that have not been delivered or received on or before the settlement date.

(3) Receivables from and Payables to Customers

Amounts receivable from and payable to customers include amounts due or held on cash and margin transactions. The value of securities owned by customers and held as collateral for the receivables is not reflected in the statement of financial condition.

(4) Bank Credit Lines

The Company has uncommitted lines of credit with banks, at customary rates of interest, under which borrowings may be made on an unsecured basis. At June 30, 2005 an unsecured short-term loan of $5,700,000 at an interest rate of 4.06% was outstanding under these credit lines.

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

The alternative method prohibits withdrawal of equity capital or payment of cash dividends if net capital does not exceed 5% of aggregate debit items and also prohibits withdrawal of subordinated capital if net capital does not exceed 4% of aggregate debit items. At June 30, 2005, the Company had net capital of $110,952,000 that was 43% of aggregate debit items and $105,805,000 in excess of the $5,147,000 required minimum net capital at that date.

(6) Employee Stock Options

The Company has a stock option plan, under which the Company is authorized to issue up to 1,392,000 shares of common stock. At June 30, 2005 options on 614,139 shares are available for grant. As described in the plan, options and the rights associated therewith, including vesting, shall be determined by the Board of Directors. Restrictions may be applied to awards under the plan. Options outstanding at year end are as follows:

	Shares	Range/Weighted average price per share
Beginning balance	743,398	
Granted	25,500	$ 16.00-16.50/16.33
Returned/canceled	(80,628)	$ 10.00-16.00/14.80
Exercised	(96,348)	$ 10.00-16.00/13.36
Ending balance	591,922	
Outstanding at June 30, 2005:		
Exercisable	395,922	$ 10.00-17.00/14.82
Not vested	196,000	$ 14.00-17.60/15.27

The weighted average remaining contractual life for options exercisable was 3.2 years at June 30, 2005.

The Company applies APB Opinion No. 25 in accounting for its plan.

(7) Profit Sharing Retirement Plans

At June 30, 2005, the Company had two trusteed defined contribution retirement plans. The CPS Plan is qualified under Section 401(k) of the Internal Revenue Code and covers eligible employees compensated on a commission and/or incentive basis. The Company's annual contributions are a specified percentage of the voluntary employee contributions and are not required if earnings do not exceed defined levels.

The PS Plan covers substantially all salaried employees. The Company's annual contributions under the plan are determined by the Board of Directors, and are based on a percentage of employee compensation.

(8) Federal and State Income Taxes

Income taxes payable of $1,199,000 at June 30, 2005 is included in accounts payable and accrued liabilities.

Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, consist of the following:

	2005
Deferred tax assets:	
Allowance for doubtful receivables	$ 2,206,000
Legal reserves	2,355,000
Other	654,000
Total deferred tax assets	5,215,000
Less – deferred tax liabilities:	
Allowance for expenses not yet incurred	(230,000)
Net deferred tax assets	$ 4,985,000

To the extent that it is more likely than not that some of these future tax benefits will not be realized, a valuation allowance is required. Management believes that it is more likely than not that the net deferred tax asset will be realized. The net deferred tax assets are included in other assets.

(9) Commitments and Contingent Liabilities

(a) Legal Matters

The Company is subject to ongoing litigation and claims in the normal course of its business operations. Management accrues for the settlement of such litigation and claims when a liability is deemed probable and estimable. In the opinion of management, the potential and threatened claims in which the Company is involved are not expected to have a material impact on the Company's financial position or results of operations.

(9) Commitments and Contingent Liabilities (cont'd)

(b) Lease Commitments

The Company's operations are conducted in leased premises under lease agreements requiring minimum annual rentals as follows:

Year ending:		
2006	$	5,152,000
2007		5,007,000
2008		4,806,000
2009		3,392,000
2010		3,914,000
Thereafter		3,548,000
	$	25,819,000

Certain of these leases have escalation clauses and renewal options. The Company leases certain furniture and equipment from an affiliate.

(10) Risks Related to Financial Instruments

In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date or to the extent of margin balances.

The Company also has contractual commitments arising in the ordinary course of business for securities loaned; securities sold, not yet purchased; repurchase agreements; securities transactions on a when-issued basis and underwritings. Each of these financial instruments contains varying degrees of risk whereby the fair values of the securities underlying the financial instruments may be in excess of the contract amount. The settlement of these transactions is not expected to have a material effect upon the Company's financial condition.

(11) Related Party Transactions

In the normal course of business, employees, officers and directors, and affiliates may buy and sell securities through the Company. At June 30, 2005, included in receivables from and payables to customers were receivables from officers and directors of $17,643,000 and from affiliates of $16,856,000, and payables to officers and directors of $2,352,000 and to affiliates of $223,000. Loans to officers and directors are at market terms and rates of interest and are collateralized by securities.

Notes receivable from employees and other receivables from affiliates of $1,521,000 at June 30, 2005 are included in other receivables. Notes receivable from employees are non-interest bearing and are forgiven over periods of three to five years. Deposits held and payable to employees of $644,000 at June 30, 2005 are included in accounts payable and accrued liabilities.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

The Board of Directors
Wedbush Morgan Securities Inc.:

In planning and performing our audit of the statement of financial condition of Wedbush Morgan Securities Inc. (the "Company"), for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

August 18, 2005